
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 10, 2014

Via E-mail
Mr. Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 North 3rd Street
Bismarck, ND 58501

> **Re:** **ADM Endeavors, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 4, 2014**
> **File No. 333-191618**

Dear Mr. Mees:

We have reviewed the amended filing and have the comments below.

Changes in Registrant's Certifying Accountant, page 24

1. You disclose that "Other than an explanatory paragraph included in Rodgers' audit report for the Company's fiscal years ended December 31, 2012 and 2011 relating to the uncertainty of the Company's ability to continue as a going concern, the audit report of Rodgers on the company's financial statements for the fiscal years ended December 31, 2012 and 2011 and through January 22, 2014, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles." We note, however, that no such explanatory paragraph was included in Rodgers' audit reports for those periods in any of the prior filings. Please revise to remove the qualifying language from the beginning portion of this sentence.

Financial Statements

2. Please place your financial statements inside of the prospectus rather than at the back of the registration statement.

Report of Independent Registered Public Accounting Firm, page F-1

3. We note your disclosure under the going concern heading on page 28. Given your significant working capital deficit, it is unclear why the audit report does not include a going concern

paragraph consistent with the guidance in AU Section 341. Please explain to us the factors that your auditor considered in assessing the need for a going concern paragraph.

Exhibit 5.1

4. Please have counsel revise the first paragraph of the opinion to refer to ADM Endeavors, Inc. as the registrant and to reflect the registration statement's correct filing date, October 8, 2013.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Via E-mail
        Diane D. Dalmy, Esq.
        2000 East 12th Avenue, Suite 32/10B
        Denver, CO 80206